Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

[redacted]

02002681

02 JAN 25 AM 8:09

SUPPL

17th October 2001

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority ("UKLA"), notification has been made to the UKLA on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Consideration Per Unit (US$)
Henry Keswick	Scrip Dividend	17/10/2001	+108,794	5.71
Simon Keswick	Scrip Dividend	17/10/2001	+403,010	5.71
E P K Weatherall	Scrip Dividend	17/10/2001	+343,191	5.71
C G R Leach	Scrip Dividend	17/10/2001	+10,843	5.71
George Ho	Scrip Dividend	17/10/2001	+2,313	5.71
R C Kwok	Scrip Dividend	17/10/2001	+329	5.71

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

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